UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 8, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously reported on a Current Report on Form 8-K of Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“CGC”), filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2021, CGC announced that it had entered into a business combination agreement (the “Business Combination Agreement” and, the transactions described within, the “Business Combination”) with Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”).

On August 8, 2022, CGC, TWMH, the TIG Entities, Alvarium, Umbrella Merger Sub and Umbrella entered into Amendment No. 3 to the Business Combination Agreement (the “Amendment”), solely to (a) amend Section 3.07(a) of the Business Combination Agreement for the purpose of providing that 2,100,000 shares of the Alvarium Shareholders Earn-Out Consideration shall be issued at Closing (as defined in the Business Combination Agreement), and (b) amend Section 1.01 of the Business Combination Agreement to exclude from the definition of “Indebtedness” contained therein liabilities incurred or assumed by Alvarium (or the applicable subsidiary of Alvarium) in connection with the acquisition by Amalfi Bidco Limited of Prestbury Investment Partners Limited dated July 11, 2022.

Additional Information and Where to Find It

In connection with the proposed Business Combination, CGC has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of CGC, and after the registration statement is declared effective, CGC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Current Report on Form 8-K does not contain any information that should be considered by CGC’s shareholders concerning the proposed Business Combination and is not intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the securities of CGC. CGC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about CGC, the Companies and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of CGC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This Current Report on Form 8-K does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any private offering of securities in connection with the Business Combination (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Accordingly, until registered for resale, the Securities must continue to be held until a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption from registration under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither CGC nor any Company is making an offer of the Securities in any state or jurisdiction where the offer is not permitted.

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Participants in the Solicitation

CGC, the Companies and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination. A list of the names of CGC’s directors and executive officers and a description of their interests in CGC is contained in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017. Additional information regarding the interests of the participants in the solicitation of proxies from CGC’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, statements regarding the outcomes of the proposed Business Combination, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this Current Report on Form 8-K, that, while considered reasonable by CGC, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which CGC or any of the Companies operate; and (x) other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, and other filings with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor the Companies presently know or that CGC or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

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Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

10.1	Amendment No. 3 to Business Combination Agreement, dated as of August 8, 2022, by and among CGC, TWMH, the TIG Entities, Alvarium, Umbrella Merger Sub and Umbrella.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu Title: Chief Executive Officer

Date: August 8, 2022

Exhibit 10.1

AMENDMENT NO. 3

TO THE

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 3 (this “Amendment”), dated as of August 8, 2022, to the Business Combination Agreement, dated as of September 19, 2021, as amended by Amendment No. 1 to the Business Combination Agreement, dated as of February 11, 2022 and Amendment No. 2 to the Business Combination Agreement, dated as of May 13, 2022 (as amended, the “Business Combination Agreement”), is by and among Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“SPAC”), Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub” and, together with SPAC, the “Cartesian Entities”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” each a “Company”), and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”). Each of the Cartesian Entities, the Companies and Umbrella shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Business Combination Agreement.

WHEREAS, Section 12.04 of the Business Combination Agreement provides for the amendment of the Business Combination Agreement in accordance with the terms set forth therein; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

1.    Amend and Restate the definition “Indebtedness”. The definition “Indebtedness” set forth in Section 1.01 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

““Indebtedness” means for any person and its Subsidiaries, on a consolidated basis, an amount equal to, without duplication, (a) indebtedness for borrowed money of such person and its Subsidiaries, including indebtedness evidenced by any note, bond, debenture, mortgage, letter of credit, performance bond or other debt instrument or debt security, (b) net obligations of such person and its Subsidiaries in respect of interest rate swaps, hedges or similar arrangements, including any swaps, hedges or similar arrangements related to foreign exchange (other than any such amounts that are accounted for (in accordance with applicable accounting standards) as working capital current liabilities), (c) obligations of such person and its Subsidiaries under capitalized leases, (d) any deferred purchase price liabilities such person and its Subsidiaries related to past acquisitions, whether or not represented by a note, earn-out or contingent purchase payment or otherwise (other than any such amounts that are accounted for (in accordance with applicable accounting standards) as working capital current liabilities) but excluding any such deferred purchase price liabilities of (i) Alvarium (or an Alvarium Subsidiary) in connection with the potential acquisitions set forth on Sections 6.03(b)(A) and 6.03(b)(B) of the Alvarium Disclosure Schedule, (ii) TWMH, Tiedemann Constantia AG or another TWMH Subsidiary in connection with the potential acquisition set forth on Section 9.01(b)(vi) of the TWMH Disclosure Schedule, or (iii) TIG MGMT in connection with the potential acquisition set forth on Section 9.02(b)(vi) of the TIG Disclosure Schedule, (e) obligations of such person and its Subsidiaries under or in connection with off balance sheet financing arrangements, and (f) all amounts (including for the avoidance of doubt, the principal amounts, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties) and obligations of the type referred to in the foregoing clauses of this definition of other persons for the payment of which such person is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. For the avoidance of doubt, Indebtedness shall not include any Indebtedness of any Affiliated Managers, nor shall Indebtedness include any debt incurred in connection with any of the acquisitions set forth in clauses (d)(i), (ii) or (iii) above. Notwithstanding the foregoing, in the case of Alvarium (or an Alvarium Subsidiary), Indebtedness shall not include the liabilities incurred or assumed by Alvarium (or the applicable Alvarium Subsidiary) in connection with the acquisition by Amalfi Bidco Limited of Prestbury Investment Partners Limited dated July 11, 2022, which such liabilities are not expected to exceed an aggregate amount of GBP 50 million.”

2.    Amend and Restate Section 3.07(a). Section 3.07(a) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(a)    Alvarium Shareholders Earn-Out Consideration. At Closing, in addition to the consideration to be received pursuant to Section 3.03(a), SPAC shall issue 2,100,000 shares of SPAC Class A Common Stock of the Alvarium Shareholders Earn-Out Consideration to the Alvarium Shareholders in accordance with, and pursuant to, the Alvarium Payment Spreadsheet. Following the Closing, in addition to the consideration to be received pursuant to Section 3.03(a) and the first sentence of this Section 3.07(a), if, at any time during the period following the Closing and expiring on the fifth anniversary of the Closing Date (the “Earn-Out Period”), (i) the VWAP of the shares of SPAC Class A Common Stock equals or exceeds $12.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “First Level Earn-Out Target”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the First Level Earn-Out Target, SPAC shall issue 50% of the excess of the Alvarium Shareholders Earn-Out Consideration over 2,100,000 shares of SPAC Class A Common Stock to the Alvarium Shareholders in accordance with, and pursuant to, the Alvarium Payment Spreadsheet and (ii) the VWAP of the shares of SPAC Class A Common Stock equals or exceeds $15.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the “Second Level Earn-Out Target” and, together with the First Level Earn-Out Target, the “Earn-Out Targets”), then as soon as possible and in any event within ten (10) Business Days following the achievement of the Second Level Earn-Out Target, SPAC shall issue 50% of the excess of the Alvarium Shareholders Earn-Out Consideration over 2,100,000 shares of SPAC Class A Common Stock to the Alvarium Shareholders in accordance with, and pursuant to, the Alvarium Payment Spreadsheet. Notwithstanding the foregoing, none of the Alvarium Shareholders Earn-Out Consideration issuable pursuant to this Section 3.07(a) shall be released to any Alvarium Shareholder who is required to file a notification pursuant to the HSR Act or under any applicable Antitrust Laws until any applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws has expired or been terminated. Prior to the issuance of any Alvarium Shareholders Earn-Out Consideration, if applicable, Alvarium shall provide notice to SPAC regarding (a) any such Alvarium Shareholder that is required to make a filing pursuant to the HSR Act or applicable Antitrust Laws and (b) the expiration or termination of the applicable waiting period pursuant to the HSR Act or applicable Antitrust Laws and, as soon as possible and in any event within ten (10) Business Days of such expiration or termination, SPAC shall issue to the applicable Alvarium Shareholders Earn-Out Consideration to such Alvarium Shareholder in accordance with, and pursuant to, the Alvarium Payment Spreadsheet. In the event that any mandatory consent, clearance, approval or expiration or termination of any mandatory waiting period under Antitrust Laws is not received or satisfied in respect of an applicable Alvarium Shareholder (who was required to submit an antitrust filing in accordance with this Section 3.07(a)), Alvarium, SPAC and the Alvarium Shareholder shall use their reasonable best efforts to agree on a structure (or other solution) (such as the implication of “voting cutbacks” or other similar solutions) so as to mitigate the requirement for such Alvarium Shareholder to make a filing pursuant to the HSR or applicable Antitrust Laws (but which shall not, for the avoidance of doubt, require any such party to divest of any asset or accept any other conditions of approval or consent of a Governmental Authority other than in their absolute discretion). In lieu of such Parties being able to agree on any such solution, the SPAC shall, subject always to (x) any covenants or restrictions placed on the SPAC (and its Subsidiaries at such time) by any of the SPAC’s (or its Subsidiaries’) financing agreements, (y) the SPAC having available cash on hand to satisfy such payment, and (z) the sole and absolute discretion of the SPAC’s board of directors, pay an amount to such Alvarium Shareholder in lieu of the issuance of such Alvarium Shareholder’s portion of the Alvarium Shareholders Earn-Out Consideration equal to the Alvarium Shareholder’s portion of the Alvarium Shareholders Earn-Out Consideration that such Alvarium Shareholder would otherwise have been entitled;”

ARTICLE II

MISCELLANEOUS

1.    No Further Amendment. Except as expressly amended hereby, the Business Combination Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Business Combination Agreement or any of the documents referred to therein.

2.    Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Parties, any reference to the Business Combination Agreement shall be deemed a reference to the Business Combination Agreement as amended hereby.

3.    Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State. Any Action arising out of or relating to this Amendment shall, to the fullest extent permitted by applicable Law, be heard and determined exclusively in any New York State court or Federal court of the United States of America sitting in New York City in the Borough of Manhattan.

4.    Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

5.    Counterparts. This Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu Title: Chief Executive Officer

ROOK MS LLC

By:	/s/ Peter Yu
Name: Peter Yu Title: President

TIEDEMANN WEALTH MANAGEMENT HOLDINGS, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann Title: Chief Executive Officer

TIG TRINITY GP, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann Title: Managing Member

TIG TRINITY MANAGEMENT, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann Title: Managing Member

ALVARIUM INVESTMENTS LIMITED

By:	/s/ Alexander de Meyer
Name: Alexander de Meyer Title: CEO

ALVARIUM TIEDEMANN CAPITAL, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann Title: Managing Member